AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998

                                                   REGISTRATION NO. 333-________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 ---------------

                            PARADIGM TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)


           Delaware                                     770140882
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                                694 Tasman Drive
                               Milpitas, CA 95035
                                 (408) 954-0500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 MICHAEL GULETT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PARADIGM TECHNOLOGY, INC.
                                694 Tasman Drive
                               Milpitas, CA 95035
                                 (408) 954-0500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:

                                 JORGE DEL CALVO
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304

                                 ---------------

                  Approximate date of commencement of proposed
                sale to the public: From time to time after this
                    Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|-| ----------
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                           CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                                               PROPOSED          PROPOSED
                                                               MAXIMUM           MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE       OFFERING PRICE      AGGREGATE          AMOUNT OF
           TO BE REGISTERED               REGISTERED          PER SHARE       OFFERING PRICE    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          1,600,000 shares(1)      $1.3564(2)      $2,170,240(2)         $640.22
===================================================================================================================

(1)   Includes up to a maximum of 500,000, 550,000 and 550,000 shares of Common
      Stock, issuable upon conversion of or otherwise with respect to the Registrant's 5% Series A Convertible Redeemable Preferred Stock, 5% Series
      B Convertible Redeemable Preferred Stock and 5% Series C Convertible
      Preferred Stock, respectively.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Company's Common Stock on the Nasdaq SmallCap Market on June
      4, 1998.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     The information contained herein is subject to completion or            +
+     amendment. A registration statement relating to these securities        +
+     has been filed with the Securities and Exchange Commission. These       +
+     securities may not be sold nor may offers to buy be accepted prior      +
+     to the time the registration statement becomes effective. This          +
+     prospectus shall not constitute an offer to sell or the                 +
+     solicitation of any offer to buy nor shall there be any sale of         +
+     these securities in any State in which such offer, solicitation or      +
+     sale would be unlawful prior to registration or qualification under     +
+     the securities laws of any such State.                                  +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 9, 1998
PROSPECTUS
----------              PARADIGM TECHNOLOGY, INC.

                     1,600,000 Shares of Common Stock

                              --------------

        This Prospectus covers 1,600,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Paradigm Technology, Inc. ("Paradigm" or the "Company") offered for the account of stockholders of the Company (the "Selling Stockholders").

        The Shares offered hereby by a Selling Stockholder consists of up to a maximum of 500,000 shares of Common Stock issuable upon conversion of the Company's 5% Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock"), 550,000 shares of Common Stock issuable upon conversion of the Company's 5% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") and 550,000 shares of Common Stock issuable upon conversion of the Company's 5% Series C Convertible Preferred Stock (the "Series C Preferred Stock"). For purposes of determining the number of Shares to be offered by such Selling Stockholder for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is based on an extremely low conversion price as required by each of the Stock Purchase Agreements with Vintage Products, Inc. and Lyford Ltd. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over the five consecutive trading days preceding June 4, 1998 which was $1.3564. The number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent Developments" and "Risk Factors--Potential Volatility of Stock Price."

        The Shares may be offered by the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear all expenses of registration of the Shares, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

        The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "PRDM." On June 4, 1998, the last reported sale price of the Common Stock reported on the Nasdaq SmallCap Market was $1.344 per share.

                                 ---------------

                   THE COMMON STOCK OFFERED HEREBY INVOLVES A
                     HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                              BEGINNING ON PAGE 4.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                   The date of this Prospectus is June 9, 1998

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

      AVAILABLE INFORMATION............................................     2
      DOCUMENTS INCORPORATED BY REFERENCE..............................     3
      RISK FACTORS.....................................................     4
      THE COMPANY......................................................    12
      PRICE RANGE OF COMMON STOCK......................................    15
      USE OF PROCEEDS..................................................    15
      SELLING STOCKHOLDERS.............................................    16
      PLAN OF DISTRIBUTION.............................................    17
      LEGAL MATTERS....................................................    17
      EXPERTS..........................................................    17


                          AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq SmallCap Market and reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

        (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997 as amended by Form 10-K Amendment No. 1 filed on June 3, 1998;

        (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998;

        (3) the Company's Current Report on Form 8-K, dated March 9, 1998 and filed with the Commission on March 10, 1998;

        (4) the Company's Current Report on Form 8-K filed with the Commission on May 5, 1998; and

        (5) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A.

        All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Paradigm Technology, Inc., 694 Tasman Drive, Milpitas, California 95035, telephone (408) 954-0500.

        WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, WHICH INCLUDE STATEMENTS CONTAINED IN "RISK FACTORS" CONCERNING THE TIMING OF AVAILABILITY AND FUNCTIONALITY OF PRODUCTS UNDER DEVELOPMENT, PRODUCT MIX, TRENDS IN AVERAGE SELLING PRICES, THE PERCENTAGE OF EXPORT SALES AND SALES TO STRATEGIC CUSTOMERS, THE ADOPTION OR RETENTION OF INDUSTRY STANDARDS, AND THE AVAILABILITY AND COST OF PRODUCTS FROM THE COMPANY'S SUPPLIERS, ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.


                                  RISK FACTORS

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

        UNCERTAINTY OF FUTURE PROFITABILITY; NEED FOR ADDITIONAL FUNDS. The Company's recent operations have consumed substantial amounts of cash and have generated net losses. The Company believes that it will require additional cash infusions from private placements or other equity financings to meet the Company's projected working capital and other cash requirements in 1998. The sale or issuance of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that additional financing, if required, will be available when needed or, if available, will be on terms acceptable to the Company.

        CONTINUING LOSSES AND DOUBTFUL ABILITY TO CONTINUE AS A GOING CONCERN. As a result of the Company's net losses, and the Company's dependance on additional financing, the Company's independent accountants' report on the Company's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about the Company's ability to continue as a going concern. The Company is seeking to raise additional equity. However, there can be no assurance that the Company's efforts will be successful.

        DILUTION OF COMMON STOCK. The issuance of additional shares of Common Stock upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock") will have a dilutive effect on the Common Stock outstanding prior to such issuances.

        FLUCTUATIONS IN QUARTERLY RESULTS. The Company has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including changes in manufacturing yields by contracted manufacturers, changes in the mix of products sold, the timing of new product introductions by the Company or its competitors, cancellation or delays of purchases of the Company's products, the gain or loss of significant customers, the cyclical nature of the semiconductor industry and the consequent fluctuations in customer demand for the Company's devices and the products into which they are incorporated, and competitive pressures on prices. A decline in demand in the markets served by the Company, lack of success in developing new markets or new products, or increased research and development expenses relating to new product introductions could have a material adverse effect on the Company. Moreover, because the Company sets spending levels in advance of each quarter based, in part, on expectations of product orders and shipments during that quarter, a shortfall in revenue in any particular quarter as compared to the Company's plan could have a material adverse effect on the Company.

        DECLINING SRAM PRICES. Beginning in late 1995 and continuing into 1996, 1997 and 1998, the market for certain SRAM devices experienced a significant excess supply relative to demand, which resulted in a significant downward trend in prices. The market for the Company's products could continue to experience a downward trend in pricing which could adversely affect the Company's operating results. The Company's ability to maintain or increase revenues in light of the current downward trend in product prices will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect the Company's gross margins unless the Company is able to reduce its costs per unit to offset such declines. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products or reduce its costs per unit.

        The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996 and throughout 1997, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. The Company expects to continue to experience a downward trend in pricing which could adversely affect the Company's operating margins. The selling prices that the Company is able to command for its products are highly dependent on industry-wide production capacity and demand, and as a consequence the Company could experience rapid erosion in product pricing which is not within the control of the Company and which could adversely effect the Company's operating results. The Company expects that additional SRAM production capacity will become increasingly available in the foreseeable future, and such additional capacity may adversely affect the Company's margins and competitive position. In addition, the Company may experience period-to-period fluctuations in operating results because of general semiconductor industry conditions, overall economic conditions, or other factors. The Company's business is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products.

        RISKS RELATING TO LOW-PRICED STOCKS. Prior to August 22, 1997, the Company's Common Stock was listed on the Nasdaq National Market (the "NNM"). In order for continued listing on the NNM, however, the Company was required to, maintain (1) $4,000,000 in net tangible assets because it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, (2) a $2,000,000 market value of the public float, (3) $1,000,000 in total capital and surplus, (4) a minimum bid price of $1.00 per share and (5) two marketmakers. As of June 30, 1997, the Company was not in compliance with items (1) and (4) above.

        On July 15, 1997, the Nasdaq Stock Market ("Nasdaq") staff notified the Company of a bid price deficiency and provided a 90-day grace period within which to regain compliance with this requirement. On August 8, 1997, Nasdaq, based on a review of the Company's trading history from July 8 to August 8, 1997, indicated that the Company had regained compliance with the minimum closing bid price requirement of $1.00. On August 20, 1997, Nasdaq informed the Company that due to its failure to comply with the terms of the maintenance qualifications exception granted to the Company, the Company's Common Stock would be removed from the NNM and listed on the SCM effective August 22, 1997, pursuant to a waiver to the initial inclusion bid price requirement.

        On August 22, 1997, the Company announced that effective on such date the Company's Common Stock, formerly listed on the NNM, would be listed on the SmallCap Market ("SCM"), pursuant to a waiver to the initial inclusion bid price requirement. The Company's continued listing on the SCM is contingent upon the Company meeting the maintenance requirements.

        Substantial changes in Nasdaq initial listing and maintenance requirements became effective on February 23, 1998. These changes materially enhance the quantitative threshold criteria necessary to qualify for initial entry and continued listing on Nasdaq. In addition, corporate governance requirements, formerly applicable to the NNM for the first time, have been extended to the SCM. These changes require that companies listed on the SCM maintain (i) $2,000,000 in net tangible assets (total assets less total liabilities and goodwill), a market capitalization of $35,000,000, or $500,000 in net income for two of the last three years, (ii) a $1,000,000 market value for the public float, (iii) two market-makers, and (iv) a minimum bid price of $1.00 per share.

        After the new maintenance requirements became effective, the Company was notified that it was not in compliance with the new minimum bid price requirement and that the Company would have 90-calendar days, which expire May 28, 1998, in order to regain compliance. The Company may regain compliance if its securities trade at or above the minimum bid price requirement for at least 10-consecutive trade days. If after 90 days the Company has not regained compliance, Nasdaq will issue a delisting letter and the Company may request a hearing at that time, which will generally stay delisting until the hearing has been completed. The Company's stockholders, at a Special

Meeting of Stockholders held on May 1, 1998, approved a ten-for-one reverse stock split of the Company's Common Stock such that every ten shares were combined into one share of Common Stock (par value $0.01 per share). The stock split increased the price per share of the Company's Common Stock sufficiently to bring such price over $1.00 per share for a period of more than ten trading days. Although the Company's Common Stock has traded above $1.00 per share since the reverse stock split was effectuated, no assurances can be made that such stock will continue to trade above $1.00 per share or that the Company will be in compliance with the Nasdaq listing requirements.

        If the Company's securities are delisted from Nasdaq, trading, if any, of the Company's securities would thereafter have to be conducted in the non-Nasdaq over-the-counter market. In such event, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to remain below $5.00 per share, trading in the Company's Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions.) The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of investors to trade the Company's Common Stock. See "--Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities." The Company's Common Stock continues to be below the $1.00 minimum bid price requirement. If the Company's securities remain below the minimum bid price requirement, it could result in the Company's securities being delisted from Nasdaq. There can be no assurances that the Company's securities will meet the minimum bid price requirements or any of the other continued listing requirements in the future.

        RISKS RELATING TO LOW-PRICED STOCK; POSSIBLE EFFECT OF "PENNY STOCK" RULES ON LIQUIDITY FOR THE COMPANY'S SECURITIES. If the Company's securities were not listed on a national securities exchange nor listed on a qualified automated quotation system, they may become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouse). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

        The Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

        The foregoing required penny stock restrictions will not apply to the Company's securities if the Company meets certain minimum net tangible assets or average revenue criteria. If applicable, there can be no assurance that the Company's securities will qualify for exemption from the penny stock restrictions. In any event, even if the Company's securities were exempt from such restrictions, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to restrict any person from participating in a distribution of penny stock, if the Commission finds that such a restriction would be in the public interest.

        If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be materially adversely affected.

        DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES. The market for the Company's products is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Average selling prices for many of the Company's products have generally decreased over the products' life cycles in the past and are expected to decrease in the future. Accordingly, the Company's future success will depend, in part, on its ability to develop and introduce on a timely basis new products and enhanced versions of its existing products which incorporate advanced features and command higher prices. The success of new product introductions and enhancements to existing products depends on several factors, including the Company's ability to develop and implement new product designs, achievement of acceptable production yields and market acceptance of customers' end products. In the past, the Company has experienced delays in the development of certain new and enhanced products. Based upon the increasing complexity of both modified versions of existing products and planned new products, such delays could occur again in the future. Further, the cost of development can be significant and is difficult to forecast. In addition, there can be no assurance that any new or enhanced products will achieve or maintain market acceptance. If the Company is unable to design, develop and introduce competitive products or to develop new or modified designs on a timely basis, the Company's operating results will be materially adversely affected.

        DEPENDENCE ON FOUNDRIES AND OTHER THIRD PARTIES. The Company is in the process of seeking wafer supply from other offshore foundries, and anticipates that it will conduct business with other foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries will not be obligated to supply products to the Company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of the Company's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with the Company, or should the Company's supply from a foundry be interrupted or terminated for any other reason, the Company may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should the Company be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that the Company will obtain sufficient foundry capacity to meet customer demand in the future, particularly if that demand should increase. The Company is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy the Company's requirements on a timely basis or at acceptable quality or per unit prices.

        Constraints or delays in the supply of the Company's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials or other reasons, could result in the loss of customers and other material adverse effects on the Company's operating results, including effects that may result should the Company be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

        LITIGATION. On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against the Company and Michael Gulett, Robert McClelland, Richard A. Veldhouse and Chiang Lam (the "Paradigm Defendants") and PaineWebber, Inc. The class alleged by Plaintiffs consisted of purchasers of the Company's Common Stock from November 20, 1995 to March 22, 1996, inclusive (the "Class Period"). The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that the Company would have protection against adverse market conditions in the semiconductor market based on the Company's focus on high speed, high performance semiconductor products. Plaintiffs allege that the Paradigm Defendants made these alleged misrepresentations to enable: (i) insiders to sell their shares at a profit, (ii) Paradigm's stock price to be positioned for a secondary offering of 243,250 shares of stock (which was later withdrawn) and (iii) Paradigm to acquire NewLogic (which acquisition was later accomplished in exchange for

31,439 shares of Paradigm's Common Stock and cash). Plaintiffs allege defendants McClelland, McDonald and Veldhouse respectively acquired 55, 54 and 63 shares of the Company's stock on January 2, 1996 at a price of $114.80 per share and sold all of the stock on the same day at a price of $135.00 per share. Plaintiffs further allege (i) defendant McClelland sold 700 shares of Paradigm's stock on or about February 22, 1996 at a price of $145.00 per share, (ii) defendant Lam sold 313 shares of Paradigm's stock on or about February 23, 1996 at a price of $150.00 per share, which Shares were acquired by exercise of options on January 2, 1996 at a price of $5.00 per share and (iii) defendant McClelland sold 100 share of the Company's stock on February 26, 1996 at a price of $165.00. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action against Michael Gulett and as to all causes of actions, except for violation of certain provisions of the California Corporate Securities Law, against the remaining Paradigm Defendants. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by Plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded. Plaintiffs have also subpoenaed documents from various third parties. The Paradigm Defendants have served Plaintiffs with an initial set of discovery requests, to which Plaintiffs have responded. The Paradigm Defendants also took the depositions of the named Plaintiffs on April 9, 1997. On January 15, 1997, Plaintiffs filed a motion to certify the matter as a class action. Plaintiffs sought by their motion to certify a nationwide class of those who purchased the Company's stock during the Class Period. After several hearings and continuances, on February 9, 1998 the Court certified a class consisting only of California purchasers of the Company's stock during the Class Period. On April 9, 1998, the Court granted Plaintiffs' motion to amend their complaint to incorporate factual allegations derived from the May 19, 1997 action described below. The Paradigm Defendants' response to the amended complaint is due to be filed on June 17, 1998. There can be no assurance that the Company will be successful in the defense of this action. Even if the Company is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

        On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against the Company and Michael Gulett, Robert McClelland, Richard A. Veldhouse, Chiang Lam, PaineWebber, Inc. and Smith Barney (the "Paradigm Defendants"), with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. Prior to the hearing on the Paradigm Defendants' demurrer to the initial complaint, Plaintiff amended his complaint to incorporate factual allegations derived from the May 19, 1997 lawsuit described below. The Paradigm Defendants filed a demurrer to the amended complaint, which was heard on September 9, 1997. On September 10, 1997, the Court issued an order sustaining the Paradigm Defendants' demurrer as to all causes of action without leave to amend. A judgment in favor of the Paradigm Defendants dismissing the entire complaint was entered by the Court on September 23, 1997. Plaintiff has appealed the decision and filed a brief in support of his appeal. The Paradigm Defendants' responsive brief was filed March 30, 1998. There can be no assurances that the Company will be successful in defeating the appeal. Even if the Company is successful in defeating the appeal, it may incur substantial legal fees and other expenses related to this appeal. If unsuccessful in defeating the appeal, the Company's business, operating results and cash flows could be materially adversely affected.

        On May 19, 1997, three former employees of the Company, Thomas Campbell, James Zulliger and Mark Wagenhals, filed an action in Santa Clara County Superior Court. The complaint names as defendants the Company, Michael Gulett, Richard Veldhouse, Dennis McDonald and Chiang Lam. Plaintiffs filed with the complaint a notice that they consider their case related legally and factually to the August 12, 1996 class action lawsuit described above. The complaint alleges fraud, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs allege that they purchased the Company's stock at allegedly inflated prices and were damaged thereby. Plaintiffs seek an unspecified amount of compensatory, rescissory and/or punitive damages. Defendants responded to the complaint on September 12, 1997 by filing a demurrer as to all causes of action. Prior to the hearing on the demurrer, Plaintiffs amended their complaint to identify two allegedly fraudulent sale transactions. In particular, Plaintiffs allege that Paradigm reported a sale of $1,650,000 worth of products to

NexGen, Inc., one of Paradigm's customers, that was not a legitimate sale. Plaintiffs allege that the order was sent to the shipping floor during the evening shift on December 31, 1995, to be out before midnight, was included in year-end sales and was returned, apparently untouched, in April 1996. In addition, Plaintiffs allege that on March 31, 1996, Paradigm shipped $1,440,080 worth of products to Arco, one of Paradigm's distributors, that was not a legitimate order. Plaintiffs allege this shipment was later returned untouched for full credit. Defendants filed a demurrer as to all causes of action in the amended complaint, which was heard on April 2, 1998. That same day, the Court issued its order sustaining the demurrer on multiple grounds, but granted Plaintiffs leave to amend the complaint by May 15, 1998. Defendants' response to the second amended complaint is due to be filed on June 18, 1998. Plaintiffs have served the Company and two of the individual defendants with requests for production of documents, to which the Company and the individual defendants have responded. Plaintiffs also took the deposition of a third party on April 23, 1998. The Company has served plaintiff with form interrogatories, to which they have responded. The Company also took Plaintiffs' depositions on April 20-22, 1998. The deposition of one of Plaintiffs is continuing. There can be no assurance that the Company will be successful in defense of this action. Even if the Company is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

        On May 19, 1998, an additional securities class action lawsuit was filed in the United States District Court for the Northern District of California against Paradigm and Michael Gulett, Robert McClelland, Richard A. Veldhouse and Chiang Lam. The complaint alleges violations of section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Securities and Exchange Commission Rule 10b-5 and section 20(a) of the Exchange Act. Plaintiff alleges the same class and the same substantive factual allegations that are contained in the August 12, 1996 action as amended. The Paradigm Defendants intend to vigorously defend the action. None of the defendants has yet been served with process. There can be no assurances that Paradigm will be successful in the defense of this action. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, Paradigm's business, operating results and cash flows could be materially adversely affected.

        The Company is involved in various other litigation and potential claims. Due to the inherent uncertainty of litigation, management is not able to reasonably estimate losses that may be incurred in relation to this litigation. However, based on the facts presently known, management believes that the resolution of these matters will not have a material adverse impact on the results of operations or the financial position of the Company.

        PRODUCT AND CUSTOMER CONCENTRATION; DEPENDENCE ON TELECOMMUNICATIONS AND COMPUTER INDUSTRIES. Currently, substantially all of the Company's sales are derived from the sale of SRAM products. Substantially all of the Company's products are incorporated into telecommunications and computer-related products. The telecommunications and computer industries have recently experienced strong unit sales growth, which has increased demand for integrated circuits, including the memory products offered by the Company. However, these industries have from time to time experienced cyclical, depressed business conditions. Such industry downturns have historically resulted in reduced product demand and declining average selling prices. The Company's business and operating results could be materially and adversely affected by a downturn in the telecommunications or computer industries in the future.

        COMPETITION. The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. The Company competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution and other resources than the Company. The Company's principal competitors in the high performance SRAM market include Motorola and Micron Technology. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market.

        The ability of the Company to compete successfully depends on many elements outside its control, including the rate at which customers incorporate the Company's products into their systems, the success of such customers in selling those systems, the Company's protection of its intellectual property, the number, nature and success of its competitors and their product introductions, and general market and economic conditions. In addition, the Company's success will depend in large part on its ability to develop, introduce and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that the Company will be able to compete successfully in the future.

        STRATEGIC RELATIONSHIPS; POTENTIAL COMPETITION. The Company, pursuant to certain licenses of its technology, has entered into strategic relationships with NKK. The Company has had a long-standing business relationship with NKK which began in October 1992. The Company, NKK and affiliates of NKK entered into several equity and debt transactions which provided start-up and development funding to the Company. Given the long-standing relationship, the Company and NKK entered into three technology license and development agreements which provide for NKK to supply the Company a specified number of 1M SRAMs for three years. These Agreements provided funding to the Company.

        The Company's business relationship with Atmel began in April 1995 when pursuant to certain agreements, Atmel purchased a substantial number of shares of the Company's capital stock from the Company, certain stockholders of the Company who had been unsecured creditors of the Company as of the reorganization and from the Company's equipment lessors. Atmel also acquired certain warrants to purchase shares of the Company's Common Stock. In 1995, the Company and Atmel entered into a five-year License and Manufacturing Agreement pursuant to which Atmel would provide the capacity to manufacture wafers at its wafer manufacturing facility. The Company entered into such agreement with Atmel because Atmel provided the Company with significant wafer manufacturing capacity when such capacity was in short supply.

        The Company previously licensed the design and process technology for substantially all of its products at such time, including certain of its 256K, 1M and 4M products, to NKK as a source of revenue. The Company has not licensed any of its current products to NKK. In the future, the Company may compete with NKK with respect to all of such products in certain Pacific Rim countries, North America and Europe and, as to certain of its 256K and 1M products, in the rest of the world. In 1995, NKK commenced production of products using the Company's design and process technologies, and therefore may become a more significant competitor of the Company. Any such competition with NKK could adversely affect the Company. Paradigm has also licensed to Atmel the right to produce certain of its SRAM products which provided significant wafer manufacturing capacity. As a result, the Company is likely to compete with Atmel with respect to such products. Because Atmel has greater resources than the Company and has foundry capacity, any such competition could adversely affect the Company. To the extent that the Company enters into similar arrangements with other companies, it may compete with such companies as well.

        DEPENDENCE ON PATENTS, LICENSES AND INTELLECTUAL PROPERTY; POTENTIAL LITIGATION. The Company intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, the Company has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In particular, there can be no assurance that any patents held by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantage to the Company. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

        There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. The Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company, which could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company.

        INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS. A significant portion of the Company's sales are attributable to sales outside the United States, primarily in Asia and Europe. In fiscal 1997, Asia and Europe accounted for approximately 7% and 5%, respectively, of the Company's revenues. The Company expects that international sales will continue to represent a significant portion of its sales. The Company currently conducts business in Singapore, Japan, Taiwan, Hong Kong, United Kingdom, Belgium, Sweden, France, Germany and Israel. In addition, the Company expects that a significant portion of its products will be manufactured by independent third parties in Asia. Therefore, the Company is subject to the risks of conducting business internationally, and both manufacturing and sales of the Company's products may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect the Company's ability to have products manufactured or sell products in foreign markets. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions will be imposed by the United States, Hong Kong, Japan, Taiwan or other countries upon the importation or exportation of the Company's products in the future, or what effect any such actions would have on its relationship with NKK or other manufacturing sources, or its general business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be adversely affected by currency fluctuations in the future. The prices for the Company's products are denominated in U.S. dollars and all of Paradigm's business transactions are in U.S. dollars. Accordingly, any increase in the value of the dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currencydenominated sales prices of the Company's products, which may negatively affect the Company's sales in those markets. The Company has not entered into any agreements or instruments to hedge the risk of foreign currency fluctuations. Currency fluctuations in the future may also increase the manufacturing costs of the Company's products. Although the Company has not to date experienced any material adverse effect on its operations as a result of such international risks, there can be no assurance that such factors will not adversely impact the Company's general business, financial condition and results of operations.

        EMPLOYEES. The Company's future success will be heavily dependent upon its ability to attract and retain qualified technical, managerial, marketing and financial personnel. The Company has experienced a high degree of turnover in personnel, including at the senior and middle management levels. The competition for such personnel is intense and includes companies with substantially greater financial and other resources to offer such personnel. Recently, the Company has had to significantly reduce its work staff. There can be no assurance that the Company will be able to attract and retain the necessary personnel, and any failure to do so could have a material adverse effect on the Company.

        POTENTIAL VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock is subject to wide fluctuations in response to variations in operating results of the Company and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, general conditions in the semiconductor industry and the worldwide economy, and other events or factors. The Company's stock traded from a high of $372.50 in August 1995 to a low of $1.25 in December 1997 (after giving effect to the ten-for-one reverse stock split). In addition, the stock market has in the past experienced extreme price and volume fluctuations, particularly affecting the market prices for many high technology companies, and these fluctuations have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

        ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

        YEAR 2000. The Year 2000 issue arises because most computer hardware and software was developed without considering the impact of the upcoming change in the century. The hardware and software were originally designed to accept two-digit entries rather than four-digit entries in the date code field. As a result, certain computer systems and software packages will not be able to correctly interpret dates beyond December 31, 1999 and thus, will interpret dates beginning January 1, 2000 to represent January 1, 1900. This could potentially result in computer failure or miscalculations, causing operating disruptions, including among other things, a temporary inability to process transactions, send invoices or engage in other ordinary activities.

        The Company has evaluated all of its computer software and database software to identify modifications, if any, that may be required to address Year 2000 issues. The Company does not believe there is significant risk associated with the Year 2000 problem. The Company primarily uses third-party software programs written and updated by outside firms. The Company intends to test all of its software programs during 1998 to ensure that each will work in conjunction with the other after December 31, 1999. If unforeseeable problems arise during the testing phase, the Company intends to have them corrected prior to the end of the 1998 calendar year. The Company does not expect the financial cost associated with any required modifications to have a material adverse impact on the Company's results, operations or financial condition. Paradigm also relies on third parties to ship its products. Paradigm is investigating whether such third parties are Year 2000 compliant. Even if these third parties are not Year 2000 compliant, Paradigm does not expect such non-compliance to have a material adverse impact on its results, operations or financial condition.

                                   THE COMPANY

        The Company designs and markets high speed, high density static random access memory ("SRAM") semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. The Company focuses on high performance, 10 nanosecond ("ns") and faster SRAMs. For the year ended December 31, 1997, 10ns and faster SRAMs accounted for approximately 49% of the Company's sales. Paradigm believes its proprietary Complimentary Metal Oxide Semiconductor ("CMOS") process and design technologies enable it to offer SRAMs with high speeds and small die sizes. Using a combination of innovative process architecture and design know-how, the Company was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit ("K"), one megabit ("M"), and 4M. Paradigm's customers in 1997 included Iomega, IKOS, Samsung and Motorola.

RECENT DEVELOPMENTS

        The SRAM business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity, and accelerated erosion of average selling prices. During the latter part of 1995 continuing into 1996, 1997 and the first three months of 1998, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices.

        The selling prices that Paradigm is able to command for its products are highly dependent on industry-wide production capacity and demand. In this regard, paradigm did experience rapid erosion in product pricing in 1996, 1997 and during the first three months of 1998 which was not within the control of Paradigm. Paradigm could continue to experience a downward trend in pricing which could adversely affect Paradigm's operating results.

        Paradigm's recent operations have consumed substantial amounts of cash. During 1997, Paradigm completed the private placement of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for aggregate net proceeds of approximately $4,673,000. Paradigm believes that it will require additional cash infusion from similar private placements of equity or other sources of liquidity, such as asset sales and equipment financing to meet Paradigm's projected working capital and other cash requirements. The sale of additional equity or other securities could result in additional dilution to Paradigm's stockholders. There can be no assurance that such additional financing, if required, can be obtained on acceptable terms, if at all.

        As a result of these circumstances, the Company's independent accountants' report on the Company's December 31, 1997 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about the Company's ability to continue as a going concern.

        On March 6, 1998, the Company entered into a definitive merger agreement providing for the acquisition of all of the outstanding capital stock of IXYS Corporation ("IXYS") in exchange for Common Stock of the Company. The exchange ratio in the Merger for the IXYS equity securities will be the greater of two ratios. The first ratio provides that upon the Merger the holders of equity securities of IXYS will hold approximately 95.4% of the fully diluted capitalization of the combined company and that the holders of equity securities of the Company will hold approximately 4.6% of the fully diluted capitalization of the combined company. (As used herein, fully diluted capitalization means the sum of the number of shares of common stock outstanding and issuable upon exercise or conversion of all outstanding preferred stock, warrants, options and other rights.) The second ratio provides that the value associated with the fully diluted capitalization of IXYS, at the time of consummation of the Merger, be at least $150 million, based upon an average of the closing prices of the Company's Common Stock prior to the Company's stockholders meeting. Consummation of the merger requires the approval of the Company's and IXYS' stockholders and various regulatory approvals. If approved, the transaction is anticipated to be accounted for as a purchase of the Company by IXYS for financial reporting purposes.

        LISTING OF THE COMPANY'S COMMON STOCK. Prior to August 22, 1997, the Company's Common Stock was listed on the Nasdaq National Market (the "NNM"). In order for continued listing on the NNM, however, the

Company was required to, maintain (1) $4,000,000 in net tangible assets because it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, (2) a $2,000,000 market value of the public float, (3) $1,000,000 in total capital and surplus, (4) a minimum bid price of $1.00 per share and (5) two market-makers. As of June 30, 1997, the Company was not in compliance with items (1) and (4) above.

        On July 15, 1997, the Nasdaq Stock Market ("Nasdaq") staff notified the Company of a bid price deficiency and provided a 90-day grace period within which to regain compliance with this requirement. On August 8, 1997, Nasdaq, based on a review of the Company's trading history from July 8 to August 8, 1997, indicated that the Company had regained compliance with the minimum closing bid price requirement of $1.00. On August 20, 1997, Nasdaq informed the Company that due to its failure to comply with the terms of the maintenance qualifications exception granted to the Company, the Company's Common Stock would be removed from the NNM and listed on the SCM effective August 22, 1997, pursuant to a waiver to the initial inclusion bid price requirement.

        On August 22, 1997, the Company announced that effective on such date the Company's Common Stock, formerly listed on the NNM, would be listed on the SCM, pursuant to a waiver to the initial inclusion bid price requirement. The Company's continued listing on the SCM is contingent upon the Company meeting the maintenance requirements.

        Substantial changes in Nasdaq initial listing and maintenance requirements became effective on February 23, 1998. These changes materially enhance the quantitative threshold criteria necessary to qualify for initial entry and continued listing on Nasdaq. In addition, corporate governance requirements, formerly applicable to the NNM for the first time, have been extended to the SCM. These changes require that companies listed on the SCM maintain (i) $2,000,000 in net tangible assets (total assets less total liabilities and goodwill), a market capitalization of $35,000,000, or $500,000 in net income for two of the last three years, (ii) a $1,000,000 market value for the public float, (iii) two market-makers, and (iv) a minimum bid price of $1.00 per share.

        After the new maintenance requirements became effective, the Company was notified that it was not in compliance with the new minimum bid price requirement and that the Company would have 90-calendar days, which expire May 28, 1998, in order to regain compliance. The Company may regain compliance if its securities trade at or above the minimum bid price requirement for at least 10-consecutive trade days. If after 90 days the Company has not regained compliance, Nasdaq will issue a delisting letter and the Company may request a hearing at that time, which will generally stay delisting until the hearing has been completed. The Company's stockholders, at a Special Meeting of Stockholders held on May 1, 1998, approved a ten-for-one reverse stock split of the Company's Common Stock such that every ten shares were combined into one share of Common Stock, par value $0.01 per share. The stock split increased the price per share of the Company's Common Stock sufficiently to bring such price over $1.00 per share for a period of more than ten trading days. Although Paradigm's Common Stock has traded above $1.00 per share since the reverse stock split was effectuated, no assurances can be made that the Company will be in compliance with the Nasdaq listing requirements.

        The Company was incorporated in California in 1987 and reincorporated in Delaware in 1995. The Company's executive offices are located at 694 Tasman Drive, Milpitas, California 95035 and its telephone number is (408) 954-0500.

                           PRICE RANGE OF COMMON STOCK

        The Common Stock, formerly traded on the Nasdaq National Market until August 21, 1997, is traded in the over-the-counter market on the Nasdaq SmallCap Market under the symbol "PRDM." The following table sets forth, for the Company's fiscal years indicated, the high and low last sale prices of the Common Stock as reported by the Nasdaq National Market prior to August 22, 1997 and on the Nasdaq SmallCap Market subsequent to August 22, 1997.

                                                         High         Low
                                                         ----         ---
1995
        Second Quarter (from June 28, 1995)........    $232.50      $172.50
        Third Quarter..............................     372.50       222.50
        Fourth Quarter.............................     302.50       120.00

1996
        First Quarter..............................    $190.00       $82.50
        Second Quarter.............................     120.00        62.50
        Third Quarter..............................      73.80        38.80
        Fourth Quarter.............................      55.00        20.60

1997
        First Quarter..............................     $31.30      $11.30
        Second Quarter.............................      18.80        6.90
        Third Quarter..............................      22.20        6.90
        Fourth Quarter.............................      15.00        1.25

1998
        First Quarter..............................     $ 1.22       $ .25
        Second Quarter (through June 4, 1998)......       2.50        1.18


        On June 4, 1998, there were approximately 247 holders of record of the Common Stock. See the cover page of this Prospectus for the last sales price of the Common Stock reported on the Nasdaq SmallCap Market as of a recent date.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information as of June 4, 1998 regarding the beneficial ownership of Common Stock by the Selling Stockholders and the Shares offered hereby by such Selling Stockholders.

                                               Shares Beneficially                            Shares Beneficially
                                                   Owned Prior                                     Owned After
                                                  to Offering(1)             Number of             Offering(1)
                                          ----------------------------         Shares        -----------------------
                                            Number            Percent       Being Offered      Number       Percent
                                          ----------         ---------      -------------    ----------    ---------
Lyford Ltd.(3)
      28 Hagvura
      Karni-Shomron, Israel.............    550,000             30.9%           550,000          --            --
Vintage Products, Inc.(3)
        Arlozorv Street
        Telaviv, Israel.................  1,050,000             59.0%         1,050,000          --            --

        Total...........................  1,600,000                           1,600,000

-------------

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Stockholders.

(2) Represents up to a maximum of 550,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Series B Preferred
        Stock"). For purposes of determining the number of Shares to be offered by Lyford Ltd. for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Series B Preferred
        Stock is based on an extremely low conversion price as required by the Stock Purchase Agreement with Lyford Ltd. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over the five consecutive trading days preceding June 4, 1998 which was $1.3564. The number of shares of Common Stock issuable upon conversion of the Series B
        Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent Developments" and "Risk
        Factors--Potential Volatility of Stock Price."

        John Gainsford is a director of Lyford Ltd. who has voting and investment power with respect to the Shares of Common Stock held by Lyford Ltd.

(3) Represents up to a maximum of 500,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and up to a maximum of 550,000 shares of Common Stock issuable upon conversion of the Series C
        Preferred Stock (the Series A Preferred Stock and Series C Preferred
        Stock are referred to collectively as the "Preferred Stock"). For purposes of determining the number of Shares to be offered by Vintage
        Products, Inc. for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on an extremely low conversion price as required by the Stock
        Purchase Agreements with Vintage Products, Inc. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over the five consecutive trading days preceding June 4, 1998 which was $1.3564. The number of shares of Common Stock issuable upon conversion of the Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the

                                      -16-


        Common Stock. See "The Company--Recent Developments" and "Risk
        Factors--Potential Volatility of Stock Price."

        John Gainsford and Brian Bell are the directors of Vintage Products,
        Inc. who share voting and investment power with respect to the shares of Common Stock held by Vintage Products, Inc.


        Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

        Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The Company has agreed to bear all expenses of registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.


                                  LEGAL MATTERS

        Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, Palo Alto, California.


                                     EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Paradigm Technology, Inc. for the year ended December 31, 1997, as amended by Form 10-K Amendment No. 1, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                            Amount
                                                            ------

SEC registration fee.................................  $           640.22
NASDAQ SmallCap Market listing fee...................            7,500.00
Accounting fees and expenses.........................            5,000.00
Legal fees and expenses..............................            2,500.00
Miscellaneous fees and expenses......................              109.78
                                                       ------------------
        Total........................................  $        15,750.00
                                                       ==================


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.


ITEM 16.  EXHIBITS

          EXHIBIT
          NUMBER           DESCRIPTION OF DOCUMENT
          -------          -----------------------

             5.1           Opinion of Pillsbury Madison & Sutro LLP.

            23.1           Consent of Price Waterhouse LLP.

            23.2           Consent of Pillsbury Madison & Sutro
                           LLP (included in its opinion filed
                           as Exhibit 5.1 to this Registration
                           Statement).

            24.1           Power of Attorney (see page II-3).

ITEM 17.  UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

               (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

        PROVIDED, HOWEVER, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (5) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on June 9, 1998.

                                      PARADIGM TECHNOLOGY, INC.


                                      By         /s/ Michael Gulett
                                        ---------------------------------------
                                                     Michael Gulett
                                          President and Chief Executive Officer


                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Gulett and David G. Campbell, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        Name                               Title                      Date


 /s/ MICHAEL GULETT      President and Chief Executive
---------------------    Officer (Principal Executive Officer)    June 9, 1998
   Michael Gulett        and Director


/s/ DAVID G. CAMPBELL    Chief Financial Officer (Principal       June 9, 1998
---------------------    Financial Officer)
  David G. Campbell


 */s/ GEORGE COLLINS     Director                                 June 9, 1998
---------------------
   George Collins


 */s/ JAMES KOCHMAN      Director                                 June 5, 1998
---------------------
    James Kochman

                                  EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION OF DOCUMENT
-------             -----------------------

    5.1             Opinion of Pillsbury Madison & Sutro LLP.

   23.1             Consent of Price Waterhouse LLP.

   23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

   24.1             Power of Attorney (see page II-3).